SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: June 2003

                                   Disco S.A.
                   -----------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                   -----------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                   -----------------------------------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            --------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-964-8017
                                                       ---------------

                                    001-14292
                            -----------------------
                            (Commission File Number)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                                ---                       ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                             ---                      ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 12, 2003, Disco S.A. (the "Company") received a notice from the Chairmanship of the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) (the "Bolsa") informing the Company that the listing on the Bolsa of the negotiable bonds issued by the Company has been suspended (the "Suspension Notice"). The Suspension Notice was made public by the Bolsa on June 12. An unofficial English translation of the Suspension Notice is attached hereto as
Exhibit 1.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Disco S.A.


Date: June 18, 2003                By:  /s/ Lucas Gerardus Baptist de Jong
                                      ------------------------------------------
                                      Name:  Lucas Gerardus Baptist de Jong
                                      Title: Vice President acting as President

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description

1.        Unofficial English translation of the Suspension Notice

                                                                       Exhibit 1


Buenos Aires Stock Exchange


                                             June 12, 2003
                                             Please refer to CD 168697


Mr. Lucas Gerardus Baptist de Jong
Vice President,
Disco S.A.
Larrea 847, 2nd Floor, Office 206
City of Buenos Aires



                                        Ref: Listing suspension

Dear Sir,

          This is to give notice to you that the Stock Exchange has resolved to suspend the listing of the negotiable bonds issued by the referenced company, as evidenced by the copy of the Resolution adopted by the Chairmanship which is attached hereto.

                                             Sincerely,




          (signed)                           (signed)
          Roberto Chiaramoni                 Nora Ramos
          Head, Supervisory Management       Head, Supervisory Management

Buenos Aires Stock Exchange


                                   Disco S.A.

                               Listing Suspension

Notice




          As resolved by the Chairmanship of this Stock Exchange, as of the date hereof the listing of Disco S.A.'s negotiable bonds is suspended.


Buenos Aires, June 12, 2003





          (signed)                           (signed)
          Roberto Chiaramoni                 Nora Ramos
          Head, Supervisory Management       Head, Supervisory Management

Buenos Aires Stock Exchange

HAVING EXAMINED

          The provisions of Section 43, subsection a) of the Listing Regulations, and the information supplied by the Issue Supervision and Technical Managements; and

WHEREAS,

          Disco S.A. has simple, unsecured negotiable bonds admitted for listing;


          At present, trading of the referred negotiable bonds is restricted by application of the provisions of Section 39, subsection c) of the Listing Regulations, grounded on the fact that the issuer qualifies under the events described in subsections c) and d) of Section 38 of such regulations.

          The company has not filed the annual financial information as of
12.31.02 and quarterly financial information as of 03.31.03; therefore, it is 93 and 31 days in arrears, respectively, with respect to the filing of financial statements;

          At the ordinary and extraordinary shareholders' meeting held on 05.27.03, upon dealing with the sixth item of the Agenda, "Filing of financial statements of the company as of December 31, 2002 beyond the statutory terms required by the Buenos Aires Stock Exchange and the Argentine Securities Commission," it was resolved to approve the statements and explanations given by the Board of Directors on the subject, including the inability of establishing an exact date for the closing and delivery of the referred financial statements;

          In addition, upon concluding treatment of the seventh item of the Agenda of the referred shareholders' meeting, "Status of investigations carried out in the company," the representative of the supervisory committee formally submitted the resignation of all its members, which was put on record, requesting that such resignation be accepted at a shareholders' meeting to be held as soon as possible thereafter, which would also discuss their performance and appoint their successors;

          The terms of issue of these securities provide that upon a change of control, each securityholder is entitled to require the company to purchase all the negotiable bonds held by such securityholder at 101% their nominal amount, plus accrued and unpaid interest, if any, until the repurchase date;

          On 04.03.03 the company filed the press release issued by Royal Ahold, disclosing its intention to dispose of its operations in four South American countries: Brazil, Argentina, Peru and Paraguay, including its subsidiary Disco S.A., in order to focus on its more mature and stable markets and generate cash flow for discharging debts;

          On 06.05.03 Disco S.A. gave notice that it had recorded the attachment of 197,142,370 common book-entry shares of the company held by Koninklijke Ahold N.V. and Disco Ahold International Holdings N.V., until covering the amounts of US$ 16,266,399.66, stating that the measure had been ordered in the action styled "Sotelo Buenaventura, Ruben v. Banco de Montevideo S.A., Letters rogatory," file 6407/2003, case 80,525, pending before the National First Instance Commercial Court No. 8, Clerk's Office No. 15;

          As of the latest balance sheet filed by the company (quarterly statements as of 09.30.02), its stock capital is AR$ 236,160 thousand and therefore, the referred attachment would affect 83% of the shares outstanding as of such date;

          The circumstances described in the preceding recitals show and allow the inference to be made that the regular course of trading of Disco S.A.'s negotiable bonds has been affected.

          Therefore, the Chairmanship of the Buenos Aires Stock Exchange

                                    RESOLVES:

     1. To suspend the listing of the negotiable bonds issued by Disco S.A., in accordance with the provisions of Section 43, subsection a) of the Listing Regulations.

     2. That the Issue Supervision and Technical Managements shall serve the customary notices.

     3. To give notice to the Securities Committee of the actions so taken.

Buenos Aires, June 12, 2003

                                 Julio Werthein
                                    Chairman